CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$150,000,000	$10,695

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $9,687.07 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, all of which offset against the registration fee due for this offering, and $0 remains available for future registration fees. The balance of the registration fee, $1,007.93, is paid herewith through FEDWIRE.

Pricing supplement no. 589 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 187-A-II dated April 29, 2010	Registration Statement No. 333-155535 Dated May 10, 2010 Rule 424(b)(2)

Structured Investments	$150,000,000 Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011

General

  The notes are designed for investors who seek unleveraged exposure to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index as described below. Investors should be willing to forgo periodic interest payments and, if the Underlying declines from the Initial Underlying Value, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 20, 2011†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The terms of the notes set forth below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 187-A-II, will supersede the terms set forth in product supplement no. 187-A-II. In particular, your payment at maturity will be determined in part by reference to both a Deduction Amount and an Additional Amount, as described below under “Key Terms — Payment at Maturity.”
  The notes priced on May 10, 2010 and are expected to settle on or about May 13, 2010.

Key Terms

Index:	The J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index (the “Contag Beta AB ER Index” or the “Underlying”)
Payment at Maturity:†

Payment at maturity will reflect the performance of the Underlying, minus the Deduction Amount plus the Additional Amount. Your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 x (1 + Underlying Return) – Deduction Amount + Additional Amount
You may lose some or all of your investment at maturity (other than the Net Additional Amount) if the Ending Underlying Value is less than the Initial Underlying Value.
Deduction Amount:

$5.50 for each $1,000 principal amount note, which is equal to 0.55% of the principal amount of the note and reflects an index fee. See footnote 1 to “Fees and Commissions” on the cover of this pricing supplement.

Additional Amount:

$5.86 for each $1,000 principal amount note. The Additional Amount is a fixed amount payable at maturity that is intended to approximate interest that would have been payable on each $1,000 principal amount note over the term of the notes based on current interest rates as determined by the calculation agent if the notes were interest-bearing. Accordingly, because the Deduction Amount is $5.50 for each $1,000 principal amount note, your payment at maturity will reflect, in addition to the performance of the Underlying, a net additional amount of $0.36 for each $1,000 principal amount note (the “Net Additional Amount”).

Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:	The Underlying closing value on the pricing date, which was 290.6105
Ending Underlying Value:	The Underlying closing value on the Observation Date
Observation Date:	May 17, 2011†
Maturity Date:	May 20, 2011†
CUSIP:	48124ASP3
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 187-A-II or early acceleration in the event of a hedging disruption event as described under “General Terms of Notes—Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 187-A-II and in “Selected Risk Considerations—Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this pricing supplement.

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 187-A-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$5.50	$994.50

Total	$150,000,000	$825,000	$149,175,000

(1)

The price to the public and fees and commissions include the expected cost of hedging our obligations under the notes through one or more of our affiliates. This hedging cost includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately 0.55% of the Principal Amount per note. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of product supplement no. 187-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 10 2010

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 187-A-II dated April 29, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 7, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 187-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 187-A-II dated April 29, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210001678/e38587_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index

The J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index, is a notional rules-based proprietary index developed by J.P. Morgan Securities Ltd. (“JPMSL”), which is intended to capture the return of the synthetic exposure to a notional basket consisting of 19 commodities, each of which is represented by a commodity futures contract selected by a methodology developed by JPMSL, which we refer to as the “Selection Methodology.” The Selection Methodology uses, along with other criteria, the slope of the futures curve for each eligible commodity to select the futures contract for each eligible commodity with the highest level of backwardation (or in the absence of backwardation, the least amount of contango). “Backwardation” refers to the situation where the futures contracts for a commodity with a delivery month further in time have lower contract prices than futures contracts for the same commodity with a delivery month closer in time. If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities. “Contango” refers to the situation where the futures contracts for a commodity with a delivery month further in time have higher contract prices than futures contracts for the same commodity with a delivery month closer in time.

The J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index is an excess return index. An excess return index reflects synthetic exposure to uncollateralized positions in the futures contracts underlying such index, including the appreciation (or depreciation) of the applicable futures contract(s) and profit or loss realized when rolling such contracts.

The weights assigned to the commodities represented in the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index are based on the Commodity Index Percentages of the Dow Jones—UBS Commodity IndexSM. For more information on how the commodity weights of the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index are defined, please see “The J.P. Morgan Contag Beta Indices — Calculation and Publication of the Index Level — Commodity Weights” and “Background on the Dow Jones — UBS Commodity IndexSM” in the accompanying product supplement.

The value of the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index is published each trading day under the Bloomberg ticker symbol “JCTABDJE.” For more information about the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index, see “The J.P. Morgan Contag Beta Indices” in the accompanying product supplement.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE CONTAG BETA ALTERNATE BENCHMARK CLASS A EXCESS RETURN INDEX — The notes provide unleveraged exposure to the Contag Beta Alternate Benchmark Class A Excess Return Index, plus an additional payment of $0.36 per $1,000 principal amount note, which we refer to as the Net Additional Amount. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE CONTAG BETA ALTERNATE BENCHMARK CLASS A EXCESS RETURN INDEX — The return on the notes is linked to the performance of the Contag Beta Alternate Benchmark Class A Excess Return Index, which seeks to capture the return of the synthetic exposure to a notional basket of commodities, each represented by a commodity futures contract that display the highest degree of backwardation (or in some cases, the lowest degree of contango). See “J.P Morgan Contag Beta Alternate Benchmark Class A Excess Return Index” above and “The J.P. Morgan Contag Beta Indices” in the accompanying product supplement no. 187-A-II.
  NO FIDUCIARY DUTY — By purchasing the notes, you are deemed to have represented that your purchase and holding of the notes are not in violation of applicable law and that neither JPMorgan Chase & Co. nor any of its affiliates, officers, agents or employees (1) has rendered legal, regulatory, investment, tax, accounting or other advice to you in connection with the purchase and holding of the notes and (2) is otherwise a fiduciary under applicable law with respect to you in connection with the purchase and holding of the notes. You should make your own investment decision based on your own judgment and on your own examination of us and the notes, and should consult your own legal, regulatory, investment, tax, accounting and other professional advisers as you deem necessary in connection with the purchase and holding of the notes.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 187-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any

JPMorgan Structured Investments — Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011	PS-1

income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying, any futures contracts underlying the Underlying, or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 187-A-II dated April 29, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes is linked to the performance of the Contag Beta AB ER Index plus the Net Additional Amount of $0.36 for each $1,000 principal amount note and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value, subject to the Net Additional Amount. You may lose 99.964% of your investment at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Note Calculation Agent — the entity that, among other things, determines the Underlying closing values to be used to determine your payment at maturity — and acting as the Contag Calculation Agent and sponsor of the Underlying and hedging our obligations under the notes. In performing these duties, the economic interests of the Note Calculation Agent, Contag Calculation Agent, sponsor of the Underlying and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE CONTAG CALCULATION AGENT AND MAY ADJUST THE UNDERLYING IN A WAY THAT AFFECTS ITS VALUE — JPMSL, one of our affiliates, acts as the Contag Calculation Agent and sponsor of the Underlying, and is responsible for calculating and maintaining the Underlying and developing the guidelines and policies governing its composition and calculation. The rules governing the Underlying may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute or exclude a futures contract included in the Underlying due to a change in law or otherwise and to calculate substitute closing levels of the Underlying. Unlike other indices, the maintenance of the Underlying is not governed by an independent committee. Although judgments, policies and determinations concerning the Underlying are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.
  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the value of the Underlying and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes.
  JPMSI AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMSI and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMSI and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMSI or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying and the futures contracts underlying the Underlying.

JPMorgan Structured Investments — Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011	PS-2

  COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE UNDERLYING — Market prices of the commodity options futures contracts underlying the Contag Beta AB ER Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; governmental programs and policies; national and international monetary, trade, political and economic events; changes in interest and exchange rates; speculation and trading activities in commodities and related contracts; weather; and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the value of the Underlying in varying ways, and different factors may cause the value of different commodities included in the Underlying, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Underlying. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Contag Beta AB ER Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Contag Beta AB ER Index. The United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in commodity futures contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the value of the Contag Beta AB ER Index and your payment, if any, at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 187-A-II for more information.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE CONTAG BETA AB ER INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE CONTAG BETA AB ER INDEX AND THE VALUE OF THE NOTES — The Underlying is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Underlying approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the Underlying have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Underlying. The presence of “contango” in the commodity markets, (i.e., where the prices for the relevant futures contract are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the Underlying and thus the value of notes linked to the Underlying.
  AN INVESTMENT IN THE NOTES CARRIES THE RISKS ASSOCIATED WITH THE METHODOLOGY USED TO CALCULATE THE CONTAG BETA AB ER INDEX — The Contag Beta AB ER Index is constructed, in part, using a rules-based methodology which uses, along with other criteria, the slope of the commodities futures curve in order to select a particular futures contract for each eligible commodity in which to synthetically gain exposure (the “Selection Methodology”). The futures contract with the highest level of backwardation is selected for each eligible commodity (each, a “Contag Contract”), subject to certain limitations. If there is no futures contract for one or more eligible commodities with backwardation, the Selection Methodology will select the futures contract with the lowest level of contango for any such commodities.
  In addition, the Contag Beta AB ER Index is synthetically exposed to the futures contracts selected as the Contag Contracts by the Selection Methodology and such futures contracts may, in general, be deferred futures contracts (i.e., those contracts having a delivery month further dated than the futures contract with the nearest delivery month). It is generally expected that such deferred futures contracts may have less liquidity than the near-month futures contracts (those being the nearest-to-deliver) with respect to the same commodities. Deferred futures contracts may also be less well correlated with the spot market (physical) prices of the relevant commodities and exhibit different levels of volatility. Accordingly, the Contag Beta AB ER Index may not perform as well as an index linked to the spot prices of the relevant commodities.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS OR ANY RELATED COMMODITIES — The return on your notes will not reflect the return you would realize if you actually held the commodity contracts composing the Underlying or any related commodities. The Underlying’s synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or related commodities.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE CONTAG BETA AB ER INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Underlying and, therefore, the value of your notes.

JPMorgan Structured Investments — Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011	PS-3

  COMMODITIES PRICES ARE VOLATILE AND THE ROLL RETURN GENERATED BY ROLLING COMMODITY FUTURES INCLUDED IN THE CONTAG BETA AB ER INDEX WILL HAVE AN EFFECT ON THE VALUE OF THE UNDERLYING AND THE VALUE OF THE NOTES — The Contag Beta AB ER Index is comprised of commodity futures with different maturities selected on the basis of historical open interest. Each month, contracts that are about to mature whose weighting in the Underlying have been decreased or that cease to be available for trading before the end of the next roll period will be rolled into contracts with different maturities. In addition, because the Contag Beta AB ER Index is weighted by open-interest, all contracts included in the Contag Beta AB ER Index will be re-weighted on a monthly basis, whether they are approaching maturity or not, to reflect the monthly change in their open interest. The act of replacing and re-weighting the commodity futures that comprise the Contag Beta AB ER Index will generate a profit or loss known as the roll return. This return will be affected by a number of factors including, whether the prices of the relevant longer dated contracts are more or less than the prices of the shorter dated contracts. The roll return will generally be negative if the prices of the relevant longer dated contracts are greater than the prices of the shorter dated contracts. Conversely, if the prices of the longer dated contracts are less than the prices of the shorter dated contracts, then the roll return will generally be positive. The prices of commodity futures can be volatile and the roll return generated by rolling commodity futures included in the Contag Beta AB ER Index will have an effect, positive or negative, on the Contag Beta AB ER Index, and therefore the value of the notes.
  THE CONTAG BETA AB ER INDEX MAY NOT BE SUCCESSFUL AND MAY NOT OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED WITH RESPECT TO THE FUTURES CONTRACTS UNDERLYING THE UNDERLYING — The Contag Beta AB ER Index follows a proprietary strategy that operates on the basis on pre-determined rules. No assurance can be given that the investment strategy on which the Contag Beta AB ER Index is based will be successful or that the Contag Beta AB ER Index will outperform any alternative strategy that might be employed with respect to the futures contracts underlying the Underlying.
  THE CONTAG BETA AB ER INDEX HAS A LIMITED OPERATING HISTORY — The first Contag Beta Index was launched on May 29, 2009 and subsequent Contag Beta Indices were introduced in the period up to and through January 2010; therefore, the Contag Beta AB ER Index has limited historical performance. Any back-testing or similar analysis in respect of the Contag Beta AB ER Index must be considered illustrative only and may be based on estimates or assumptions not used by the Contag Calculation Agent when determining values of the Contag Beta AB ER Index. Past performance should not be considered indicative of future performance.
  DOW JONES AND UBS MAY CHANGE THE METHOD OF DETERMINING THE COMMODITY INDEX PERCENTAGES OF THE DOW JONES — UBS COMMODITY INDEXSM — Dow Jones & Company, Inc. (“Dow Jones”) and UBS Securities LLC (“UBS”) are responsible for calculating and maintaining the Dow Jones — UBS Commodity IndexSM, including the Commodity Index Percentages of the Dow Jones — UBS Commodity IndexSM. The weights assigned to the commodities included in the Contag Beta AB ER Index are based on such Commodity Index Percentages. Dow Jones and UBS can make methodological changes relating to the Commodity Index Percentages at any time and they have no obligation to consider your interests. Dow Jones and UBS may also discontinue or suspend calculation or dissemination of the Dow Jones — UBS Commodity IndexSM, including the determination of the Commodity Index Percentages. Any of these actions could adversely affect the market value of and/or the payment at maturity on the notes. See “The J.P. Morgan Contag Beta Indices — Modifications to, or Cancellation of, the S&P GSCI Family-Index or the Dow Jones-UBS Commodity IndexSM” and “Background on the Dow Jones — UBS Commodity IndexSM” in the accompanying product supplement. Dow Jones and UBS have no obligation to consider your interests in calculating or revising the methodology of the Dow Jones — UBS Commodity IndexSM.
  NO PERIODIC INTEREST PAYMENTS — As a holder of the notes, you will not receive any periodic interest payments.
  THE NOTES ARE LINKED TO AN EXCESS RETURN AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. The Index is an excess return index intended to track the performance of up to two excess return commodity indices. An excess return index, such as the Underlying, reflects the returns that are potentially available through an uncollateralized investment in the contracts underlying such index, including any profit or loss realized when rolling such contracts. By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. Investing in the notes will therefore not generate the same return as one would obtain from investing directly in the relevant futures contracts or in a total return index related to such future contracts.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying;
    the time to maturity of the notes;
    the market price of the physical commodities upon which the futures contracts that compose the Underlying are based;
    interest and yield rates in the market generally, as well as in the markets of the futures contracts underlying the Underlying;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011	PS-4

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Initial Underlying Value of 285 and reflect the Additional Amount of $5.86 and the Deduction Amount of $5.50 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Index Return)		Deduction Amount		Additional Amount		Payment at Maturity
513.00	80.00%	$1,800.00	-	$5.50	+	$5.86	=	$1,800.36
484.50	70.00%	$1,700.00	-	$5.50	+	$5.86	=	$1,700.36
456.00	60.00%	$1,600.00	-	$5.50	+	$5.86	=	$1,600.36
427.50	50.00%	$1,500.00	-	$5.50	+	$5.86	=	$1,500.36
399.00	40.00%	$1,400.00	-	$5.50	+	$5.86	=	$1,400.36
370.50	30.00%	$1,300.00	-	$5.50	+	$5.86	=	$1,300.36
342.00	20.00%	$1,200.00	-	$5.50	+	$5.86	=	$1,200.36
313.50	10.00%	$1,100.00	-	$5.50	+	$5.86	=	$1,100.36
299.25	5.00%	$1,050.00	-	$5.50	+	$5.86	=	$1,050.36
286.43	0.50%	$1,005.00	-	$5.50	+	$5.86	=	$1,005.36
285.00	0.00%	$1,000.00	-	$5.50	+	$5.86	=	$1,000.36
256.50	-10.00%	$900.00	-	$5.50	+	$5.86	=	$900.36
228.00	-20.00%	$800.00	-	$5.50	+	$5.86	=	$800.36
199.50	-30.00%	$700.00	-	$5.50	+	$5.86	=	$700.36
171.00	-40.00%	$600.00	-	$5.50	+	$5.86	=	$600.36
142.50	-50.00%	$500.00	-	$5.50	+	$5.86	=	$500.36
114.00	-60.00%	$400.00	-	$5.50	+	$5.86	=	$400.36
85.50	-70.00%	$300.00	-	$5.50	+	$5.86	=	$300.36
57.00	-80.00%	$200.00	-	$5.50	+	$5.86	=	$200.36
28.50	-90.00%	$100.00	-	$5.50	+	$5.86	=	$100.36
0.00	-100.00%	$0.00	-	$5.50	+	$5.86	=	$0.36

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The value of the Underlying increases from the Initial Underlying Value of 285 to an Ending Underlying Value of 299.25. Because the Ending Underlying Value of 299.25 is greater than the Initial Underlying Value of 285, the investor receives a payment at maturity of $1,050.36 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + 5%) – $5.50 + $5.86 = $1,050.36

Example 2: The value of the Underlying decreases from the Initial Underlying Value of 285 to an Ending Underlying Value of 228. Because the Ending Underlying Value of 228 is less than the Initial Underlying Value of 285, the investor receives a payment at maturity of $800.36 per $1,000 principal amount note, calculated as follows:

$1,000 x (1 + -20%) – $5.50 + $5.86 = $800.36

Example 3: The value of the Underlying decreases from the Initial Underlying Value of 285 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 285, the investor receives a payment at maturity of $0.36 per $1,000 principal amount note, which reflects the Net Additional Amount of $0.36 (the difference between the Additional Amount and the Deduction Amount), calculated as follows:

$1,000 x (1 + -100%) – $5.50 +$5.86 = $0.36

JPMorgan Structured Investments — Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011	PS-5

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested weekly Underlying closing values from January 7, 2005 through October 23, 2009, and the historical performance of the Underlying based on the weekly Underlying closing values from October 30, 2009 through May 7, 2010. The Underlying was established on October 30, 2009. The Underlying closing value on May 10, 2010 was 290.6105. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment at maturity. The data for the hypothetical back-tested performance of the Underlying set forth in the following graph was calculated on materially the same basis on which the performance of the Underlying is now calculated but does not represent the actual historical performance of the Underlying.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Return Notes Linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Excess Return Index due May 20, 2011	PS-6